DEMATTEO RESEARCH LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Research LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Ave, 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Artur Kurasiewicz — 212-833-9928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester A	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph DeMatteo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeMatteo Research LLC, as of December 31st, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

ANABEL ST. SURIN
Notary Public, State of New York
No. 01ST6233245
Qualified in Kings County
Commission Expires 12/27/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DeMatteo Research LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DeMatteo Research LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DeMatteo Research LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DeMatteo Research LLC's management. Our responsibility is to express an opinion on DeMatteo Research LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DeMatteo Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as DeMatteo Research LLC's auditor since 2005.
White Plains, New York
March 1, 2021

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets:	
Cash	$ 2,445,188
Receivable from clearing broker	428,823
Receivable from other brokers	89,642
Prepaid expenses and other current assets	66,509
Property and equipment, net	9,725
Right-of-use asset, net	1,189,638
Deposits	134,127
TOTAL ASSETS	$ 4,363,652

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other current liabilities	$ 344,314
Income taxes payable	80,000
PPP loan	273,400
Lease liability	1,228,758
Total liabilities	1,926,472
Commitments and contingencies (Notes 3, 6, 9 and 10)	
Member's equity	2,437,180
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,363,652

See accompanying notes to financial statement.

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Research LLC ("DeMatteo Research" or the "Company") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Research is an independent broker-dealer that provides research services to the institutional investment community. DeMatteo Research is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounts Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers,* and all related amendments.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue from Commissions Sharing Arrangement

The Company introduces customers to the brokers (the "brokers") and recognizes commission revenue pursuant to commission sharing arrangements with the other brokers. Commission revenue is recognized on a trade-date basis. The broker is exclusively responsible for negotiating trade terms with customers introduced by the Company and for the clearance and settlement services related to processing those trades. The broker pays a portion of the commission it receives to the Company. The Company records commissions, net of related clearing expenses, on a trade-date basis, in the accompany statement of income.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. Revenue is recognized once an arrangement exists and access to research has been provided.

Income Taxes

As a limited liability company, the Company is treated as an S corporation for federal and state tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income on their respective personal income tax returns. Therefore, no provision or liability for federal or New York State taxes has been included in the accompanying financial statement. New York City does not recognize S corporation status; therefore, a provision for New York City tax is included in the accompanying financial statement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to U.S. federal and state examinations by taxing authorities.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other – Internal-use Software.* FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in "Property and equipment, net" in the accompanying statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over an estimated useful life of five years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent that their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2020, the Company did not incur software and website development costs. Amortization of capitalized software costs for the year ended December 31, 2020 was $5,856.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* ("ASC 842"). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. As the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of the lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncement

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "*Financial Instruments – Credit Losses*" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. For loans and held-to-maturity debt securities, the new guidance requires measurement of a CECL to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from other brokers), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consisted of the following:

Leasehold improvements	$ 47,068
Equipment	20,720
Capitalized software and web development	88,870
	156,658
Less: accumulated depreciation and amortization	146,933
Property and equipment, net	$ 9,725

Depreciation and amortization expense for the year ended December 31, 2020, amounted to $7,295.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Service Contracts

The Company is party to certain contracts for systems and services that enable the Company to offer its products and services.

Litigation

In the normal course of business, the Company may be party to various legal matters. At December 31, 2020, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying financial statement.

NOTE 4. MEMBER'S EQUITY

The Company has one member who owns 100% of the Company.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had regulatory net capital of $2,410,577, which was $2,379,681 in excess of its required net capital of $30,896. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and did not maintain possession or control of any customer funds or securities as of December 31, 2020.

NOTE 6. INDEMNIFICATION

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 7. SIGNIFICANT CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and receivables from clearing and other brokers. The Company maintains its cash balances in one major financial institution in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's receivables represent amounts due from its clearing and other brokers. These receivables are primarily paid to the Company in the month following the month in which the amounts are earned.

Major Customer

One customer accounted for approximately 30% of revenue for the year ended December 31, 2020.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company may also make a discretionary contribution to the profit-sharing plan. For the year ended December 31, 2020, the Company did not make a contribution to the profit-sharing plan.

NOTE 9. LEASES

In 2019, the Company adopted ASC 842, *Leases*, which requires the recognition of an ROU asset and lease liability on the statement of financial condition. As of December 31, 2020, the Company had an ROU operating lease asset of $1,189,638 (net of accumulated amortization of $347,851). As of December 31, 2020, the Company had an operating lease liability of $1,228,758. The Company has an operating lease for office space that expires March 2024. The lease does not contain a renewal option and therefore no optional periods are included in determining the lease term. The lease does contain a termination option by the Company. The Company may terminate the lease no later than 12 months prior to the end of the lease term provided the Company issues a written termination notice to the lessor and pays a termination fee, as defined in the agreement.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Since the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Lease expense for the year ended December 31, 2020, was $380,030.

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$ 402,380

Supplemental weighted-average information related to operating leases was as follows for the year ended December 31, 2020:

Remaining lease term (in years):	3.25
Discount rate:	4.50%

The maturities of lease liabilities as of December 31, 2020, are as follows:

Year ending December 31:	Amount
2021	402,380
2022	402,380
2023	402,380
2024	67,064
Total lease payments	1,274,204
Less: imputed interest	45,445
Total	$ 1,228,758

NOTE 10. PPP Loan

In April 2020, the Company received loan proceeds of $273,400, under the Paycheck Protection Program (the "PPP"). The PPP, which was established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest and utilities, and maintains its payroll levels, as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible to be forgiven.

The PPP loan matures two years from the date of first disbursement of proceeds to the Company (the "PPP Loan Date") and accrues interest at a fixed rate of 1%. Payments are deferred for the first six months and payable in eighteen (18) equal consecutive monthly installments of principal and interest commencing on the seven-month anniversary of the PPP Loan Date.

The Company used the proceeds for purposes consistent with the PPP; however, there can be no assurances that the Company will ultimately meet the conditions for forgiveness of the loan or that the Company will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allow for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Company recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which the Company has been legally released from its obligation by the lender. The Company deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of the Company, mainly related to the third-party approval process for forgiveness.

As of December 31, 2020, maturities for the next two years are as follows:

Year ending December 31:	Amount
2021	$ 135,175
2022	138,225
Total	$ 273,400

NOTE 11. RISKS AND UNCERTAINTIES

Beginning in March 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company's performance. However, the related financial impact and the duration cannot be reasonably estimated at this time.